July 20, 2010
John Reynolds
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	P. H. Glatfelter Company Form 10-K for Fiscal Year Ended December 31, 2009 Filed March 16, 2010 File No. 001-03560
Dear Mr. Reynolds:
On behalf of P. H. Glatfelter Company (hereafter the “Company”), I write to respond to the comment letter dated July 14, 2010 from the staff (the “Staff”) of the Securities and Exchange Commission regarding the above-captioned Form 10-K (the “Form 10-K”) for the fiscal year ended December 31, 2009, filed on March 16, 2010. For your convenience, the Staff’s comment has been reproduced, followed by the Company’s response to such comment.
Form 10-K for Fiscal Year Ended December 31, 2009
Exhibits
1.	We partially reissue comment one from our letter dated June 22, 2010. Please confirm that you will file exhibit 10(l) as an exhibit with your next periodic report.
RESPONSE: The Company confirms that it will re-file the agreement listed as Exhibit 10(l) to its Form 10-K in its entirety, as discussed with the Staff, in connection with the filing of its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010. Such exhibit will include all schedules, exhibits, annexes and/or appendices.
Please direct any questions or comments to either me at (717) 225-2794 or Thomas Jackson, Vice President and General Counsel, at (717) 225-2729.
Sincerely,

/s/ John P. Jacunski
John P. Jacunski
Senior Vice President and Chief Financial Officer

cc:	George H. Glatfelter II Thomas G. Jackson Glenn Davies Bruce Czachor, Shearman & Sterling LLP (212) 848-7835